Exhibit 21

Subsidiaries of AmeriVest Properties Inc.

Subsidiary Name	State of Incorporation/Organization
AmeriVest Broadway Properties Inc.	Colorado
AmeriVest Sheridan Center Inc.	Colorado
AmeriVest Properties Texas Inc.	Texas
AmeriVest Buildings Texas Inc.	Texas
AmeriVest Properties Indiana Inc.	Indiana
AmeriVest Inverness Inc.	Colorado
AmeriVest Arrowhead Inc.	Arizona
AmeriVest Kellogg Inc.	Colorado
AmeriVest Properties Odessa Inc.	Texas
Sheridan Plaza at Inverness, LLC	Colorado
AmeriVest Alton Court Inc.	Colorado
AmeriVest Realty Services, LLC	Colorado
Kellogg Executive Suites, Inc.	Colorado